Primary Business Name: LUMINEX TRADING & ANALYTICS LLC   **BD Number: 171752**

BD - AMENDMENT

04/05/2023

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
FMR, LLC	DE	KEZAR MARKETS, LLC THROUGH FMR SAKURA HOLDINGS, INC./FIDELITY GLOBAL BROKERAGE GROUP, INC.	SHAREHOLDER	03/2022	C	Y	N	04-3532603
NASDAQ, INC.	DE	KEZAR MARKETS, LLC	SHAREHOLDER	03/2022	C	Y	Y	52-1165937